WILLIAMS CREEK EXPLORATIONS LIMITED

#1202-1022 Nelson Street
Vancouver, B.C. V6E 4S7


06015017

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the period ended April 30, 2006.


SEC MAIL
RECEIVED
JUL 10 2006
PROCESSING
SECTION
WASH. D.C.
199

Williams Creek Explorations Limited
(An Exploration Stage Company)
Consolidated Interim Statements of Loss and Deficit
(unaudited)

For the three months ended April 30

	Three Months Ended April 30, 2006	Three Months Ended April 30, 2005
Expenses		
Administrative		
Accounting and audit fees	$ 550	$ 1,079
Amortization	86	121
Consulting	10,000	2,000
Filing and transfer agent fees	6,994	4,002
Legal fees	6,612	3,009
Office	378	54
Rent	-	300
	(24,620)	(10,565)
Other items		
Foreign exchange (loss) gain	(1,288)	1,673
Interest income	5,056	1,105
	3,768	2,778
Net loss for the period	(20,852)	(7,787)
Deficit, beginning of period	(4,044,002)	(3,777,448)
Deficit, end of period	$ (4,064,854)	$ (3,785,235)
Loss per share – basic and diluted	$ (0.00)	$ (0.00)
Weighted average shares outstanding	15,994,478	12,500,723

1. Significant Accounting Policies

Basis of Presentation

All figures as at and for the periods ended April 30, 2006 and 2005 are unaudited.

The interim financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. These interim financial statements should be read in conjunction with the consolidated financial statements for the year ended January 31, 2006 and notes thereto included in the Company's Annual Report. The Company follows the same accounting principles in the preparation of interim reports.

Results of operations and mineral exploration activity for interim periods may not be indicative of annual results.

2. Mineral Properties and Deferred Exploration Costs

	Cariboo/ Kamloops BC	Northwest Territories	Total April 30, 2006	Total January 31, 2006
Mineral properties, at cost				
Balance, beginning of period	$ 49,947	$ 36,075	$ 86,022	$ 59,386
Additions	-	-	-	26,636
Balance, end of period	49,947	36,075	86,022	86,022
Deferred Exploration Costs				
Balance, beginning of period	721,794	267,125	988,919	516,194
Costs incurred during the period				
Assay	43,376	-	43,376	90,880
Drilling	251,419	65,558	316,977	429,941
Geology	5,954	-	5,954	12,355
Geophysical costs		975	975	26,416
Lease payments	-	-	-	6,662
Supplies	-	23	23	1,297
Tax assessments	-	-	-	803
Travel	7,654	-	7,654	21,048
Mining exploration tax credit	-	-	-	(116,677)
	308,403	66,556	374,959	472,725
Balance, end of period	1,030,197	333,681	1,363,878	988,919
Total	$ 1,080,144	$ 369,756	$ 1,449,900	$ 1,074,941

3. Share Capital - Continued

c) Warrants

A summary of warrant activities for the three months ended April 30, 2006 is as follows:

	Number	Weighted Average Exercise Price
Outstanding at February 1, 2006	2,354,167	$0.36
Granted	1,300,000	0.51
Exercised	(38,333)	0.37
Outstanding at April 30, 2006	3,615,834	$0.41

All share purchase warrants outstanding at April 30, 2006 were fully vested and exercisable.

The fair value of the 300,000 warrants issued on February 1, 2006 was estimated as $27,000 (see Note 6(a)) using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 3.95%; expected life of 1 year; dividend rate of 0%; and volatility of 98%.

The fair value of the 1,000,000 warrants issued on March 6, 2006 was estimated as $100,000 (see Note 6(a)) using the Black-Scholes option pricing model based on the following weighted average assumptions: risk free interest rate of 3.95%; expected life of 1 year; dividend rate of 0%; and volatility of 98%.

d) Contributed Surplus

Balance, February 1, 2006	$ 366,660
Fair value of warrants granted during the period	127,000
Exercise of warrants	(2,683)
Exercise of stock options	(25,600)
Balance, April 30, 2006	$ 465,377

4. Related Party Transactions

During the three months ended April 30, 2006, the Company paid $28,813 to a director for consulting and supervision of the drill program on the Kamloops property.

averaged 0.14% copper and 0.15 g/t gold. This interval included a 0.4 meter zone which returned 0.9% copper and 1.1 g/t gold. The company is waiting to receive and compile results for the additional three holes drilled. All core was sent to ALS Chemex Laboratories of North Vancouver and Ecotech Labs of Kamloops for analysis. A quality control program which included the insertion of standards, blanks and field duplicates was implemented. The laboratories have instructed to not release results to the company until the present private placement has been closed. Results will be released from the company as soon as they have been received and compiled.

On March 16, 2006 the Company announced that it has agreed with New Gold Inc. ("New Gold") to conduct a joint diamond drill program along the western boundary of the company's 100% owned crown grants and New Gold's claim holdings in the past-producing Afton mine area, British Columbia. The program has been designed to test the depth extent of a geophysical anomaly identified by a survey carried out in 2005. The joint program consists of two diamond drill holes, each planned for 800 meters depth. In addition to the joint program, the company will drill an additional two holes, also each planned for a depth of 800 meters, to test greater depths on its wholly owned property. The drilling commenced in March, 2006.

A quality control program was put in place which included the insertion of blanks, standards and field duplicates into the sample stream. Analyses were carried out by ALS Chemex Labs of North Vancouver and Acme Analytical Labs of Vancouver. Vin Campbell, Ph.D., P.Geo is the qualified person, under the meaning of National Instrument 43-101, supervising the 2005 and 2006 drill programs on the project.

Westport gold project, British Columbia
In 2005, the Company completed a diamond drilling program to follow up results of the 2003 program. The program consisted of six diamond drill holes totalling 1460 meters. The company is extremely encouraged by the compiled results which included 38.58 meters of 2.6 grams per tonne (g/t) gold in hole DDH-05-01. This intersection included a quartz vein which returned 86.8 g/t gold (2.53 ounces per ton) over 0.64 meters. All but one of the holes (DDH-05-5) intersected significant values over broad widths. A ground geochemical survey and a diamond drilling program is planned for the field season of 2006 to follow-up these results.

The Westport project consists of 28 crown granted claims wholly owned by the company since their purchase in 1946. The claims straddle two of the most productive alluvial gold streams of the Barkerville gold camp, Williams Creek and Stouts Gulch. The company's holdings also include the Black Jack claim where some of the earliest lode gold mining was carried out in the Province of British Columbia. The property directly adjoins that of International Wayside Gold Mines Ltd. (Wayside) who announced in 2000 the discovery of high-grade gold Bonanza Ledge deposit hosted in a new geologic setting from that of previously recognized to host gold mineralization in the area.

The 2005 drilling was designed to follow-up the company's 2003 drill program which tested for Bonanza Ledge style mineralization and geophysical anomalies that were generated by an induced polarization (IP) geophysics program, also carried out by the company in 2003. All five drill holes drilled in 2003 encountered significant amounts of pyrite, confirming the source of the geophysical anomalies and included a 1.2 meter interval that returned 4.56 ounces per ton gold (156.4 grams per tonne). The drilling to date has allowed for a better understanding of the stratigraphy and the distribution of alteration and mineralization within the geologic units. The 2005 drilling intersected significant gold mineralization, as evidenced by the 38.58 meters in hole DDH-05-01 that averaged 2.60 g/t gold. These intersections are not considered to represent Bonanza Ledge-style gold mineralization, which has not been identified in the drilling to date, although alteration thought to be representative of this style of mineralization, was noted in the core from the 2005 drilling. The data will be further examined by the management and the geologic team to better understand the setting of the mineralization intersected in order to design a program to follow up the exciting gold intersections encountered in the 2005 drilling, and further test for Bonanza Ledge-style mineralization.

A quality control program was put in place which included the insertion of blanks, standards and field duplicates into the sample stream. Analyses were carried out by ALS Chemex Labs of North Vancouver and Acme Analytical Labs of Vancouver. Vin Campbell, Ph.D., P.Geo is the qualified person, under the meaning of National Instrument 43-101, supervising the 2003 and 2005 drill programs on the project.

The Company compares the carrying value of its property, plant and equipment to estimated net recoverable amounts. Should the assets' carrying value exceed their estimated recoverable amount, all amounts related to the impairment are charged to operations.

The Company's financial assets and liabilities are cash and cash equivalents, receivables, tax credits recoverable and accounts payable and accrued liabilities. The fair values of these financial instruments are estimated to be their carrying values due to their short-term nature.

CICA Handbook section 3870 Stock-Based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period.

The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected stock price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Changes in accounting principles

There were no changes in accounting principles that affected the Company during the year.

Outstanding share data

The Company is authorized to issue an unlimited number of common shares without par value. As at June 28, 2006, there were 16,443,223 outstanding common shares.

The Company completed two private placements during the quarter ended April 30, 2006. 300,000 units were issued at a price of $0.38 per unit for gross proceeds of $114,000. Each unit consists of one common share and one share purchase warrant with a one year tem, exercisable at a price of $0.50. A further 1,000,000 units were issued at a price of $0.41 per unit for gross proceeds of $410,000. Each unit consists of one common share and one share purchase warrant with a one year tem, exercisable at a price of $0.51.

Directors, officers and employees are granted options to purchase common shares under the Company's 'rolling' stock option plan. This plan and its terms are disclosed in Note 6(d) to the audited financial statements for the year ended January 31, 2006.

Subsequent to April 30, 2006, the Company granted stock options to directors and employees to acquire up to 250,000 common shares over a two year period at a price of $0.34 per share, being the Discounted Market Price, subject to regulatory approval.

Also, subsequent to April 30, 2006, the Company entered into an Investor Relations Agreement with Mr. Paul Allard. Mr. Allard will receive a stock option to acquire up to 300,000 common shares over a one year period at a price of $0.34 per share, being the Discounted Market Price and a total of $30,000 at a rate of $5,000 per month during the term of the Agreement, plus reimbursement for pre-authorized expenses and payment at a rate of $800 per day for pre-authorized services not covered in the Agreement.

Related party transactions

During the three months ended April 30, 2006, the Company paid $28,813 to a director for consulting and supervision of the drill program on the Kamloops property.